Fuwei Films Announces New Senior Management Appointments

Tuesday April 17, 11:58 am ET
BEIJING, April 17 /PRNewswire-FirstCall/ -- Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL - News; "Fuwei Films" or the " Company") announced the appointments of Ms. Cindy Lu and Dr. Zhibing Qian as Senior Vice Presidents.

Xiaoan He, CEO and Chairman of Fuwei Films stated that, "We are pleased to have new members join our management team. Ms. Lu will take full charge of investor relations, investment and financing, as well as Sarbanes-Oxley compliance while Dr. Qian will be responsible for operations and business development.

Mr. He also announced that on May 16, 2007, the management will present at Roth Capital Partners' China Discovery Tour held at the Portman Ritz Carlton Hotel in Shanghai. Ms. Lu will be the speaker on behalf of the Company at this conference.

Background of Ms. Cindy Lu

Ms. Lu obtained her MBA in 1996 from Southeastern University, Washington DC. Prior to joining the Company, Ms. Lu has worked for Sargent & Lundy LLP (Chicago), GE Capital Asia Pacific, and Tiens Biotech Group (USA). Ms. Lu holds considerable expertise in equity finance, corporate finance, mergers and acquisitions, and corporate risk management. During her tenure at Tiens Biotech Group (USA) as Corporate Secretary, she led the company in their successful upgrade listing to the American Stock Exchange and provided key leadership in the areas of financing, investor and public relations, SEC compliance, and accounting.

Background of Dr. Zhibing Qian

Dr. Qian received his Maters and Doctorate Degrees from University of Idaho where he attended from 1990 to 1995. Prior to joining the Company, Dr. Qian worked at several state owned and joint venture companies in China. From 2003 to early 2007, Dr. Qian served as the board member and general manager in Beijing Capital Jingdian Technologies Co., Ltd. He was also employed as general manager in another two high-tech companies in China. Dr. Qian has substantial experience in corporate management and operations, management by objectives, research and development, manufacturing, and marketing in rubber industry.

About Fuwei Films:

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. ("Shandong Fuwei"). Shandong Fuwei develops, manufactures and distributes high quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's website at http://en.fuweifilms.com or http://www.fuweifilms.com or review the Company's annual report and other documents for free at www.sec.gov.

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

Contact:

Investor Relations
Robert Schechter
Corporate Insights/Equity Communications
(646) 234 3624
 rschechter@corp-insights.com

Investor Relations
Yan Young
Fuwei Films (Holdings) Co., Ltd.
(86) 10 85185620
 fuweiIR@fuweifilms.com